Exhibit 99.1

Date: 10/02/2011	530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

To:	All Canadian Securities Regulatory Authorities
New York Stock Exchange
Securities and Exchange Commission

Subject: TELUS Corporation

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Shareholders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	11/03/2011
Record Date for Voting (if applicable) :	11/03/2011
Meeting Date :	05/05/2011
Meeting Location (if available) :	Toronto, ON

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON - CANADIAN	87971M103	CA87971M1032
COMMON - NON-CANADIAN	87971M996	CA87971M9969

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for TELUS Corporation

Cc: TELUS Corporation

Audrey Ho, SVP, Chief General Counsel and Corporate Secretary